

June 4, 2013

Via E-mail
Douglas N. Currault II
Assistant General Counsel and Secretary
Freeport-McMoRan Copper & Gold Inc., as depositor of the Royalty Trust
333 N. Central Ave.
Phoenix, Arizona 85004

>   Re: **Gulf Coast Ultra Deep Royalty Trust**
>   **Registration Statement on Form S-1**
>   **Filed June 3, 2013**
>   **File No. 333-189043**

Dear Mr. Currault:

        This letter memorializes the comments that we issued to your counsel earlier today over the telephone. We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your disclosure to identify both Freeport-McMoRan Copper & Gold Inc. and McMoRan Oil & Gas LLC as underwriters. See Securities Act Section 2(a)(11).

Signatures

2.   We note that the registration statement was signed on behalf of the Trust by Freeport-McMoRan Copper & Gold Inc., as Depositor. Please tell us whether Freeport-McMoRan Copper & Gold Inc. continues to have authority to sign on behalf of the Trust. In the alternative, please file an amendment that is signed on behalf of the Trust by an authorized signatory.

Historical Financial Data of the Royalty Trust, page 6

Subsequent Events (unaudited), page 7

3.   We note that on May 6, 2013 a memorandum of understanding setting forth an agreement to settle an action was entered. Please quantify and discuss in your filing the anticipated impact the settlement will have on the financial statements of the trust to comply with the disclosure requirements set forth in FASC ASC 450-20-50. In addition, please provide an updated independent auditor's consent.

Exhibit 5.1

4.   We note that counsel has assumed for purposes of the opinion "(v) that the Units have been issued in accordance with the terms, conditions, requirements and procedures set forth in the Governing Documents and the Delaware Act[.]" However, this assumption does not appear to be appropriate if the units have already been issued. In that regard, it appears that the assumption relates to the question of whether the registrant has taken all corporate actions necessary to authorize the issuance of the units, and therefore "assumes away" the relevant issue of whether the units have been legally issued. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section II.B.3(a). Please obtain and file a revised opinion that does not include this assumption.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz